UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LOGICBIO THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
CAMELOT MERGER SUB, INC.
(Offeror)
a wholly owned subsidiary of
ALEXION PHARMACEUTICALS, INC.
(Parent of Offeror)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
54142F102
(CUSIP Number of Class of Securities)
Todd Spalding, Deputy General Counsel
Alexion Pharmaceuticals, Inc.
121 Seaport Boulevard
Boston, MA 02210
Tel. (475) 230-2596
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Sebastian L. Fain, Esq.
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022
(212) 277-4000
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Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, this “Schedule TO”) relates to the offer by Camelot Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, the Injunction Condition and the Key Employee Conditions (each as defined in the Offer to Purchase (as defined below)), any and all of the issued and outstanding shares of common stock, par value $0.0001 per share, of LogicBio Therapeutics, Inc., a Delaware corporation (“LogicBio” or the “Company” and such shares, the “Shares”), at a price of $2.07 per Share, to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated October 18, 2022 (the “Offer to Purchase”) and in the accompanying Letter of Transmittal (which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed by Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of October 3, 2022, by and among the Company, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a)   The subject company and the issuer of the securities subject to the Offer (i.e., the Shares) is LogicBio Therapeutics, Inc. Its principal executive office is located at 65 Hayden Avenue, 2nd Floor, Lexington, MA 02421, and its telephone number is: (617) 245-0399.
(b)   This Schedule TO relates to the Shares. According to the Company, as of the close of business on October 11, 2022, there were (i) 32,962,733 Shares issued and outstanding and (ii) 2,475,984 Shares issuable pursuant to outstanding options.
(c)   The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a) – (c)   The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. The information set forth in Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties” and Schedule I of the Offer to Purchase is incorporated herein by reference.
ITEM 4.   TERMS OF THE TRANSACTION.
(a)   The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a) and (b)   The information set forth in the “Summary Term Sheet,” “Introduction,” Section 7 — “Certain Information Concerning the Company,” Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) and (c)(1) – (7)   The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” Section 6 — “Price Range of Shares; Dividends,” Section 10 — Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Section 13 — “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) and (b)   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(d)   Not applicable.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) and (b)   The information set forth in Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company” and Schedule I of the Offer to Purchase is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)   The information set forth in Section 3 — “Procedures for Tendering Shares,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS.
Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:
(a)   the consideration offered consists solely of cash;
(b)   the Offer is not subject to any financing condition; and
(c)   the Offer is for all outstanding securities of the subject class.
ITEM 11.   ADDITIONAL INFORMATION.
(a)   The information set forth in Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company,” Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for the Company,” Section 13 — “Certain Effects of the Offer,” Section 15 — “Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 12.   EXHIBITS.
Index No.
(a)(1)(A)*	Offer to Purchase, dated October 18, 2022.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Bankers, Trust Companies and Other Nominees.

Index No.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of Summary Advertisement, published October 18, 2022 in The New York Times.
(a)(5)(A)	Press Release of LogicBio, dated October 3, 2022 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by LogicBio with the Securities and Exchange Commission on October 3, 2022).
(a)(5)(B)	Press Release of Parent, dated October 3, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on October 3, 2022).
(a)(5)(C)	Letter to the Company’s employees from Parent’s Chief Executive Officer, Marc Dunoyer, dated October 3, 2022 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on October 3, 2022).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated October 3, 2022, by and among LogicBio, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by LogicBio with the Securities and Exchange Commission on October 3, 2022).
(d)(2)	Tender and Support Agreement, dated October 3, 2022, by and among Parent, Purchaser, OrbiMed Israel Partners II, L.P., OrbiMed Private Investments VI, L.P., OrbiMed Genesis Master Fund, L.P. and The Biotech Growth Trust PLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K by LogicBio with the Securities and Exchange Commission on October 3, 2022).
(d)(3)	Tender and Support Agreement, dated October 3, 2022, by and among Parent, Purchaser and BioDiscovery 5 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by LogicBio with the Securities and Exchange Commission on October 3, 2022).
(d)(4)*	Confidentiality Agreement, dated October 20, 2021 (as amended on July 22, 2022), by and between LogicBio and Parent.
(d)(5)*	Exclusivity Agreement, dated August 30, 2022 (as amended on October 2, 2022 with effect as of September 27, 2022), by and between LogicBio and Parent.
(d)(6)*	Key Employee Offer Letter, dated October 1, 2022, by and between Frederic Chereau and Alexion Pharmaceuticals, Inc.
(d)(7)*	Key Employee Offer Letter, dated October 1, 2022, by and between Mariana Nacht and Alexion Pharmaceuticals, Inc.
(d)(8)*	Key Employee Offer Letter, dated October 1, 2022, by and between Matthias Hebben and Alexion Pharmaceuticals, Inc.
(d)(9)*	Confidential Information, Invention Assignment, Restricted Activities, and Arbitration Agreement, dated October 1, 2022, applicable to Frederic Chereau.
(d)(10)*	Confidential Information, Invention Assignment, Restricted Activities, and Arbitration Agreement, dated August 6, 2020, applicable to Mariana Nacht.
(d)(11)*	Confidential Information, Invention Assignment, Restricted Activities, and Arbitration Agreement, dated October 1, 2022, applicable to Matthias Hebben.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing fee table.

*
Filed herewith.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 18, 2022
CAMELOT MERGER SUB, INC.
By:
/s/ Richard Kenny

Name: Richard Kenny
Title: Assistant Secretary
ALEXION PHARMACEUTICALS, INC.
By:
/s/ Sean Christie

Name: Sean Christie
Title:
Chief Financial and Administration Officer